13

MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

between

Seadrill Management Ltd.

and

Seadrill Leo Ltd.

i
CONTENTS
Clause    Page

1.	appointment and effective date 1

2.	board of directors 1

3.	management services 2

4.	general conditions 6

5.	compensation and basis of allocation of costs 7

6.	indemnity 7

7.	confidentiality 8

8.	termination 9

9.	default 10

10.	force majeure 10

11.	notices 10

12.	miscellaneous 11

13.	governing law 11

THIS MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT (the “Agreement”) is entered into on                               shall be effective as of the Effective Date set out below.
BETWEEN:

(1)
Seadrill Management Ltd., a company organized under the Law of England and Wales, with its registered office at 2nd Floor, Building 11, Chiswick Business Park, Chiswick High Road, London W4 5YS, England, (the “Manager”),

and

(2)	Seadrill Leo Ltd.., a company organized under the laws of Bermuda with its registered office at Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road, Hamilton HM08, Bermuda (the “Company”);
(hereinafter jointly referred to as the “Parties” and, individually, as a “Party”).
WHEREAS, the Manager is a wholly owned subsidiary of Seadrill Limited providing management and administrative services to the Seadrill Group (as defined below); and
WHEREAS, the Company is an associated company of Seadrill Limited; and
WHEREAS, the Company has engaged the Manager to provide certain management and administrative support services to the Company on the terms set out herein; and
WHEREAS, the Manager has entered or will enter into similar arrangements with other members of the Seadrill Group.
NOW THEREFORE, the Parties have agreed as follows:

1.	appointment and effective date

1.
The Company hereby confirms the appointment of the Manager to provide the management and administrative services specified in this Agreement (the “Management Services”) to the Company subject to the terms and conditions set forth in this Agreement, and the Manager accepts such appointment.

2.
The effective date of this Agreement shall be the later of (a) 1 January 2013; or (b) the date on which the Management Services were initially provided by the Manager to the Company (the “Effective Date”).

2.	board of directors

1.	The Manager shall always act in accordance with the direction of the Board of Directors of the Company (the “Board”) in providing the Management Services under this Agreement.

2.	The Board may revoke any authorization granted to the Manager at any time in its sole discretion.

3.
For clarity, no authority of the Board is delegated to the Manager by this Agreement. Ultimate responsibility for the management of the Company's assets, liabilities and activities lies with the Board.

3.	management services

1.	The Manager shall, throughout the term of this Agreement, provide such Management Services as the Company may from time to time request.

2.
The Manager may, at its discretion, sub‑contract any of the Management Services to other companies within the Seadrill Group and/or other reputable third party companies, from time to time, provided that (a) such company shall be sufficiently resourceful, experienced and qualified to fulfil the Manager’s duties and obligations hereunder, and (b) the Manager shall remain in all respects responsible for the due and proper performance by any such subcontractor. The “Seadrill Group” means Seadrill Limited or any subsidiary, affiliate or associated company thereof, except the Company.

3.	Without prejudice to the generality of the foregoing, the Manager shall provide services to the Company including, but not limited to, those set out below:

1.	Corporate Governance Services
The Manager shall assist the Company in the provision of general company secretarial services, including, but not limited to, keeping statutory books and records, convening meetings of the Board and the shareholders of the Company and assisting with the preparation of adequate documentation for such meetings.

2.	Company Records

(a)	The Manager shall be responsible for the safekeeping and professional filing of original corporate documents of the Company when so requested by the Company.

(b)	The Manager shall establish and maintain an adequate and accessible archive either (or both) in electronic form or physical form of all documents relevant to the Company’s business.

3.	Financial Administration Services
Subject to the terms of any pooling arrangements, which may exist in relation to the Company and its assets:

(a)
The Manager shall be authorised to operate the Company's bank accounts in accordance with the principles approved by the Board from time to time. The Manager shall, when authorised to do so by the Board, enter into banking agreements including, but not limited to agreements relating to opening bank accounts in the Company's name and ongoing management of bank accounts.

(b)
The Manager shall be authorized to collect all amounts due from third parties to the Company on the Company’s behalf and shall be responsible for the establishment and follow-up of efficient procedures for the purpose of collecting any overdue amounts.

(c)
The Manager shall arrange for the Company to settle its debts and accounts payable to third parties as such fall due, while pursuing a satisfactory solution of any dispute in relation thereto on the Company’s behalf.

(d)
The Manager shall settle all inter‑company accounts between the Company and other companies in the Seadrill Group in accordance with such agreements and other documentation for payments as shall be in existence from time to time.

4.	Financing
The Manager shall assist the Company in all matters relevant to the financing of the Company’s activities, including the identification of sources of potential financing, negotiation of financing arrangements, and coordination of financing with other Seadrill Group companies for the benefit of the Company under instructions of the Board or a financial advisor of the Company.

5.	Operations Services

(a)	The Manager shall develop standards for the technical operation of the vessels owned or operated by the Company, as applicable (the “Vessels”) and a policy in this respect.

(b)
The Manager shall assist in the supervision of the activities of third party contractors employed by the Company in respect of certain elements of the technical management of the Vessels and, in particular:

(i)	look for similarities between the services utilized by other vessel owning companies in the Seadrill Group and potential for improvements or savings in this respect;

(ii)	propose, and support implementation of, strategies for the long term maintenance of the Vessels;

(iii)	supervise and co‑ordinate the policies in relation to emergency events;

(iv)	promote the most economical ways of operating the Vessels without compromising the safety of any Vessel or its crew;

(v)	minimize the environmental impact of the operation of the Vessels without compromising the safety of the Vessel or its crew; and

(vi)	ensure compliance with industry-based best practice “norms.”

(c)	The Manager shall, on a regular basis, provide audits of contractors of technical services and equipment and crewing services, such audits to include physical inspections.

(d)	The Manager shall provide assistance in purchasing materials and supplies for the Vessels and endeavour to achieve competitive terms from adequate suppliers.

(e)
The Manager shall provide assistance as may be necessary to enable the Company to do everything required for the proper manning of the Vessels including (but not limited to) making arrangements for the selection, appointment, employment, dismissal, welfare, training, administration and remuneration of the crew and the fixing of the crew's number and their conditions of service in accordance with all relevant laws, regulations, union agreements, client’s requirements and otherwise pursuant to Manager's usual practices.

(f)
In order to minimise down time, the Seadrill Group maintains a pool of capital equipment for Vessels that are available to be deployed to the Vessels at short notice in the event that the item of capital equipment operated by the Vessel requires repair (“Capital Spares Pool”). The Manager shall facilitate access by the Company, where relevant, to the Capital Spares Pool.

6.	Technical Supervision
The Manager shall provide services in relation to the technical management of the Vessels. In particular the Manager shall provide the following services:

(a)
The Manager shall follow up with regard to the requirements of classification societies and any relevant national authorities and provide assistance to the Company in ensuring that the Vessels comply with all recognized safety standards at any time.

(b)	The Manager shall maintain good relations with shipping registries where the Vessels are or are intended to be registered.

(c)	The Manager shall assist the Company in ensuring that the Vessels comply with contractual, technical and other commitments.

(d)
The Manager shall regularly visit the Vessels and ensure that the standard of maintenance is kept at an acceptable level, that the crewing is adequate and that the operation is professional and satisfactory in every respect.

7.	Human Resources
The Manager shall develop a human resources policy for the Company, and, subject to supervision and approval by the Board, the Manager shall be responsible to ensure that such policy is implemented by the Company in accordance with its terms.

8.	Insurance
The Manager shall arrange to insure the Vessels (owned by the Company in accordance with the general guidelines and policies from time to time in force for coverage, insurers and terms for the insurance of vessels controlled by the Seadrill Group.
The Manager shall provide advice and assistance to the Company in filing and managing claims under all insurance policies procured for the Vessels owned by the Company and the Company.
The Manager shall provide general advice and assistance to the Company in the procurement of other insurance as may be necessary or prudent in order to comply with legal or contractual requirements, or otherwise prudently insure the risks of the Company and its directors/ officers.

9.	Sale and Purchase of Assets

(a)	The Manager shall, in accordance with instructions from the Board, supervise the sale and purchase of assets on the Company’s behalf including the completion of such transactions.

(b)
In respect of any sale or purchase of an asset, the Manager shall provide assistance which shall include, but not be limited to, arranging the financing in the case of a purchase and, if necessary, renegotiating existing financing, and in the case of a sale or purchase, arranging other contractual agreements required by the transaction and the general completion of the specific transaction.

(c)
The Manager shall assist the Board in reviewing the market for sale and purchase of assets and providing the Company with recommendations in this respect. Any contracts related to a sale or purchase of an asset shall always be subject to the final approval of the Board.

10.	New Rig Construction

(a)
The Manager shall, in accordance with instructions by the Board of the Company, assist the Company in negotiating contracts for the construction of new rigs. Any such contracts shall always be subject to the approval of the Board of the Company.

(b)	The Manager shall follow up and supervise all ongoing new rig construction projects of the Company.

11.	Accidents-Contingency Plans
The Manager shall assist the Company in handling all accidents involving its Vessels. In particular, the Manager shall establish a crisis management procedure, shall assist the Company in the development of a local crisis management procedure, and shall provide other advice and assistance in connection with crisis response, including crisis communications assistance.

12.	Disputes
The Manager shall provide general advice and assistance in the prosecution or defense of any and all legal proceedings by or against the Company, on the Company’s behalf and follow up the same in accordance with such instructions as shall be provided to the Manager in this respect by the Company.

13.	Marketing Services
The Manager shall provide advice and assistance in the marketing of the Vessels, including the identification of potential customers, identification of Vessels available for charter opportunities and preparation of bids.

14.	General Administrative Services
The Manager shall cause certain of its officers or other employees as the Board may from time to time request (collectively, the “Manager’s Employees”) or provide such general administrative services as may be required by the Company including accounting services, access to and consolidation of information in the Seadrill Group enterprise resource planning systems, and advice and assistance in the general administration and management of the business, subject to the sole direction of the Board and subject to Clause 7.1 hereof.

4.	general conditions

1.	The Manager shall, in performing its duties hereunder, serve the Company in good faith. In exercising the powers and authorities hereby conferred on it, the Manager shall:

(a)	subject to Clause 4.3, use its best endeavours to protect and promote the Company’s interests;

(b)	observe all applicable laws and regulations relevant to the Company’s activities; and

(c)	always act in accordance with good and professional management practice.

2.	The Manager shall be entitled to provide management services to other companies or entities.
Such entities can either be other companies in the Seadrill Group or third party entities.

3.
The Manager shall not afford preference to any vessel or company under its management but shall, so far as practicable, ensure a fair distribution of service to all such Vessels and companies from time to time under its management.

The Manager shall, in the performance of its services, be entitled to take into consideration its overall responsibility in relation to all matters as may from time to time be entrusted to its management and in particular, but without prejudice to the generality of the foregoing, be entitled to allocate available supplies, manpower and services between its management assignments in such manner as in the prevailing circumstances the Manager in good faith considers to be fair and reasonable.

4.
All discounts, commissions and other benefits received by the Manager or any of its employees from third parties as a consequence of the provision of services hereunder shall be disclosed and credited to the Company such that it reflects the benefit obtained for the Company.

5.	The Manger and the Company shall agree whether foreign exchange credits or charges incurred by the Manager should be credited or charged respectively to the Company.

6.
The Company shall, at any time upon request, be provided with any information from the accounts and records of the Manager which is relevant and reasonably required for the performance of its obligations vis‑à‑vis the Company hereunder.

Such information shall be provided to such persons as shall be specifically authorized by the Company. Representatives of the Company’s auditor shall, in relation to the audit of the Company’s accounts, always be considered authorized.

7.
The Manager shall, upon request, provide the Company with copies of all documents relevant to the Company in its possession and otherwise compile such facts and records on the basis of such documents as shall, from time to time, be requested by the Company.

5.	compensation and basis of allocation of costs

1.
The Company agrees to reimburse the Manager for all direct and indirect costs and expenses reasonably incurred by the Manager in connection with the provision of the Management Services (the “Costs and Expenses”); provided that only those costs and expenses which are wholly and exclusively or otherwise properly attributable to the provision and coordination of provision of the Management Services and beneficial to the Company shall be included in such Costs and Expenses.

2.
The Company shall pay to the Manager a management fee equal to eight percent (8%), or such other amount to be agreed between the Company and the Manager, of the Costs and Expenses less services that the Manager procures from third parties or members of the Seadrill Group which may be passed onto the Company without a management fee where the Manager does not add value (the “Management Fee”).

3.	The basis of the allocation of costs to the Company shall be undertaken as set out in Schedule 1.

4.
The Management Fee shall be invoiced by the Company monthly or quarterly in arrears. Within thirty (30) days following the end of each month or calendar quarter, as applicable, the Manager shall prepare a statement of Costs and Expenses incurred in providing the Management Services, setting forth the basis for calculation, in such detail as is reasonably required. The Manager shall then deliver an invoice to the Company for such costs together with the corresponding management fee. The Company shall pay the charges within thirty (30) days of receipt of the Manager’s invoice.

5.
All sums payable under this Agreement are exclusive of VAT and any other duty or tax, which shall (if and to the extent applicable) be payable by the Company at the rate and in the manner from time to time prescribed by law, subject to receipt by the Company of a valid VAT invoice.

6.
Except as otherwise expressly provided in this Agreement or otherwise agreed in writing between the Parties, each Party shall be responsible for its own costs incurred preparing and performing its obligations under this Agreement.

6.	indemnity

1.
The Manager shall be under no responsibility or liability for any loss or damage, whether loss of profits or otherwise, to the Company arising out of any act or omission involving any error of judgment or any negligence on the part of the Manager or any of its officers or employees in connection with providing the Management Services or the performance of its duties under this Agreement, unless the acts or omissions leading to a loss or damage are caused by gross negligence or wilful misconduct on the part of the Manager, its officers or employees.

Notwithstanding anything herein to the contrary, the Manager shall not under any circumstances whatsoever, be liable to compensate the Company for any loss in excess of two million United States Dollars (US $2,000,000).

2.
The Company agrees to indemnify and keep the Manager and its officers and employees indemnified against any and all liabilities, costs, claims, demands. proceedings, charges, actions, suits or expenses of whatsoever kind or character that may be incurred or suffered by any of them howsoever arising (other than by reason of fraud or dishonesty on their part) in connection with the provisions of the Management Services or the performance of its duties hereunder.

3.
The Manager shall not be required to take any legal action on behalf of the Company unless being fully indemnified (to its reasonable satisfaction) for all costs and liabilities likely to be incurred or suffered by it as a consequence thereof.

If the Company requires the Manager to take any action which, in the opinion of the Manager, might make the Manager liable for the payment of any money or liable in any other way, the Manager shall be kept indemnified by the Company in an amount and form satisfactory to it as a prerequisite to take such action.

4.	The indemnities provided by the Company hereunder shall cover all reasonable costs and expenses payable or incurred by the Manager in connection with any claims.

5.
To the extent the Manager is entitled to claim indemnities in respect of amounts paid or discharged by the Manager pursuant to this Agreement, these indemnities shall take effect as an obligation of the Company to reimburse the Manager for making such payment or effecting such discharge.

6.
The indemnification provided by this Clause shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, agreement, the organizational documents of the Company or otherwise, and shall continue after the termination of this Agreement.

7.	To the extent the Company elects to purchase Director's & Officer's insurance, the Company undertakes to ensure that the Manager is included as co-assured in all such insurance policies.

7.	confidentiality

1.
All Confidential Information furnished to the Manager or any of its employees, directors or subcontractors pursuant to this Agreement shall be the property of the Company and shall be kept confidential by the Manager.

(a)
For the purpose of this Clause "Confidential Information" shall mean information relating to the business of the Company, all know-how of which the Manager becomes aware or generates in the course of or in connection with the performance of its obligations hereunder.

(b)	The provisions of this Clause 7.1 shall not apply to Confidential Information which is:

(a)	required to be disclosed by law or court order; or

(b)	public knowledge otherwise than as a result of the conduct of the Manager.

8.	termination

1.
This Agreement shall remain in effect from and after the date hereof for a period of five years and shall automatically be extended for 12 months at the end of such period and each period thereafter unless terminated by either Party with 90 days’ written notice prior to the end of any such period or otherwise terminated as follows:

(a)	by the Company:

(i)	pursuant to Clause 9.1 hereof;

(ii)
if the Manager makes a general assignment for the benefit of its creditors, files a voluntary petition for bankruptcy or liquidation (including a voluntary petition for relief under chapter 11 of title 11 of the United States Code), is adjudged insolvent or bankrupt (including by entry against it of an order for relief under chapter 11 of the title 11 of the United States Code), commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation; or

(iii)	otherwise upon 90 days’ written notice for any reason in its sole discretion; or

(b)	by the Manager upon 90 days’ written notice if:

(i)	there is a change of control of the Company or Seadrill Member LLC;

(ii)	a receiver is appointed for all or substantially all of the property of the Company;

(iii)	an order is made to wind up the Company;

(iv)
a final judgment, order or decree which materially and adversely affects the ability of the Company to perform under this Agreement shall have been obtained or entered against the Company, and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(v)
the Company makes a general assignment for the benefit of its creditors, files a voluntary petition for bankruptcy or liquidation (including a voluntary petition for relief under chapter 11 of title 11 of the United States Code), is adjudged insolvent or bankrupt (including by entry against it of an order for relief under chapter 11 of the title 11 of the United States Code), commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation.

2.
Notwithstanding the foregoing, the arrangement with respect to the provision of the Management Services by any or all of the Manager’s Employees may be terminated at any time with respect to any or all of such Manager’s Employees by the Board in its sole discretion. Such Management Services shall terminate immediately upon delivery by the Board of written notice to the Manager. The termination of the Management Services with respect to any or all of the Manager’s Employees shall not constitute a termination of the other provisions of this Agreement.

9.	default

1.
If the Manager or the Company, as the case may be, shall by any act or omission, be in breach of any material obligation under this Agreement and such breach shall continue for a period of fourteen (14)

days after written notice thereof has been given to the other Party by the Company or the Manager as the case may be, the non-defaulting Party shall have the right to terminate this Agreement with immediate effect by notice to the defaulting Party.
The right to terminate this Agreement shall be in addition to and without prejudice to any other rights which the Parties may have against each other hereunder.

2.
Either Party may forthwith by notice in writing terminate this Agreement if an order be made or a resolution be passed for the winding up of the other Party or if a receiver be appointed of the business or property of the other Party or if the other Party shall cease to carry on business or make special arrangement or composition with its creditors or if any event analogous with any of the foregoing occurs under any applicable law.

10.	force majeure
The Manager shall be under no liability of any kind or nature whatsoever in the event of a failure to perform any of the Management Services if such failure is directly or indirectly caused by war, war-like activities, government order, riot, civil commotion, strike or lock-out or similar actions, acts of God, perils of the sea or any other similar cause beyond the Manager's control.

11.	notices
All correspondence or notices required or permitted to be given under this Agreement shall be given in English and sent by mail, telefax, electronic mail or delivered by hand at the following addresses:
If to the Company:

Seadrill Leo Ltd.
Par-la-Ville Place,
4th Floor,
14 Par-la-Ville Road,
Hamilton HM08,
Bermuda

Attn. Georgina Sousa

If to the Manager:

Seadrill Management Ltd.
2nd Floor, Building 11
Chiswick Business Park
566 Chiswick High Road
London W4 5YS
United Kingdom

Attn. Chief Executive Officer

or such other address as either Party may designate to the other Party in writing.

12.	miscellaneous

1.
The Manager shall be entitled to assign this Agreement to another company within the Seadrill Group on written notice to the Company. The Company shall not be entitled to assign this Agreement to any party without the prior written consent of the Manager.

2.	Nothing in this Agreement shall be deemed to constitute a partnership between the Parties. No term of this Agreement is enforceable by a person who is not a party to it.

3.	Subject to Clause 12.1 this Agreement shall not be amended, supplemented or modified save by written agreement signed by or on behalf of the Parties.

4.
This Agreement (together with the attachments hereto) constitutes the entire agreement of the Parties with respect to the subject matter hereto and supersedes all prior contracts or agreements with respect thereto, whether oral or written.

13.	governing law

1.	This Agreement, including any contractual and non-contractual obligations, shall be exclusively governed by and interpreted in accordance with English law and the Parties irrevocably agree that the courts of England shall have exclusive jurisdiction over any claim or matter arising under or in connection with this Agreement.

For and on behalf of                    For and on behalf of
SEADRILL MANAGEMENT LTD.        SEADRILL LEO LTD.

Signature        Signature

Name with block letters        Name with block letters

Schedule 1
Basis of Allocation of Costs to Company
The Manager shall review all costs and expenses incurred by it in the performance of the Management Services (the “Management Costs”) in order to allocate these to one of the following categories:

–
Costs and expenses incurred under the Management & Administrative Services Agreement dated 25 April 2017 between Seadrill Limited and the Manager (the “Shareholder Management Agreement”) incurred in relation to administration and management of Seadrill Limited in the performance of its role as shareholder (the “Shareholder Costs”); or

–
Costs and expenses incurred in supporting affiliates of Seadrill Limited operational activities, including, but not limited to, costs relating to operational excellence and operational management, payable in accordance with the terms and conditions of this Agreement (the “Company Operational Costs”).

For the avoidance of doubt, all Shareholder Costs will be borne by Seadrill Limited under the Seadrill Management Agreement and the Manager shall not allocate any Shareholder Costs to the Company.
Company Operational Costs
The Manager shall allocate Company Operational Costs between different operating entities that are affiliates of Seadrill Limited dependant on the level of resources expended by the Manager in management of that entity’s operational activities. Accordingly, the Company Operational Costs payable by each company that is an affiliate of Seadrill Limited has been weighted according to the type of Vessel.
In accordance with the principles set out above, the Company Operational Costs are allocated using the following weighting allocation (the “Weighting Allocation”):

Vessel	Percentage of Standard Charge
Floater	200%
HE Jack-up	150%
Jack-up/ tender	100%

The Weighting Allocation will apply regardless of whether a vessel is in operation, in construction, or non-operational.
In the event that the Vessel is currently operational or “Warm Stacked” (i.e. in a state of readiness to commence operations in the event that the Company secures a contract) no further discount will be applied. However, In the event that the Vessel is “Cold Stacked” (i.e. not currently operational or manned and equipped to begin operations) or under construction, the Company Operational Costs paid by the Company after the Weighting

Allocation has been applied (the “Weighted Cost”) will be reduced to reflect the reduced support being provided to the Vessel.

Status of the Vessel	Percentage of Weighted Cost Payable
Cold Stacked	40%
Under Construction	66⅔ %